

September 19, 2011

Via E-mail
Mr. James Hussey
Chief Financial Officer
Secured Income L.P.
Wilder Richman Resources Corporation
340 Pemberwick Road
Greenwich, Connecticut 06831

>   **Re: Secured Income L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 000-17412**

Dear Mr. Hussey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Cover Page of Form 10-K

1.   We note that you have incorporated certain disclosure by reference from your prospectus dated March 5, 1987. In future Exchange Act periodic reports, please file all relevant pages from your prospectus or post-effective amendments as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.

Signatures, page 16

2.   Please refer to General Instruction D of Form 10-K, which indicates that where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report. Please tell us how your signatures, as provided, comply with such instructions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Daniel Gordon, Accounting Branch Chief, (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or Duc Dang, Senior Counsel, at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director